Exhibit 99.1

Biographical information of Xiaogang Tong

Mr. Xiaogang Tong, 39 years old. Mr. Tong has been appointed by the Company’s Board of Directors to serve as an independent member of the Company’s Board of Directors to fill the vacant seat resulting from the resignation of Mingwei Zhang, and to serve on the Company’s Audit Committee since August 23, 2018. Mr. Tong has extensive knowledge and experience in accounting. From December 2014 till now, Mr. Tong served as Chief Financial Officer of Talant Optronics (Suzhou) Co., Ltd.. From August 2008 to December 2014, Mr. Tong was a Partner in Zhong Xin Zi Cheng Financial Consulting Co., Ltd., providing financial consulting, financial due diligence, as well as financial analysis services to pre-IPO companies. From July 2001 to July 2008, Mr. Tong worked in Deloitte Touche Tohmatsu CPA Firm, serving as Auditing Manager (from July 2006 to July 2008) and Senior Auditor (from July 2001 to July 2006). Mr. Tong received a Bachelor’s degree in Accounting from Capital University of Economics and Business. Mr. Tong is a Certified Public Accountant of China (CPA). Mr. Tong has been chosen as a director because of his financial experience.